SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

9 May 2013
Aviva plc

VOTING RESULTS OF 2013 ANNUAL GENERAL MEETING

Aviva plc announces the results of its Annual General Meeting held today. All resolutions were voted on by way of a poll and were passed.

The total number of votes received on each resolution is as follows:

	Resolution	For	Against	Votes Withheld
1.	To receive the Annual Report and Accounts	1,620,494,393	962,606	3,599,233
2.	To approve the Directors' Remuneration Report	1,417,318,367	187,906,906	19,812,203
3.	To receive the Corporate Responsibility Report	1,616,618,645	4,414,871	4,022,496
4.	To declare a final dividend	1,612,601,551	8,890,945	3,552,183
5.	To elect Mark Wilson as a director	1,618,547,566	2,493,158	4,012,681
6.	To elect Sir Adrian Montague as a director	1,605,584,600	15,420,027	4,046,935
7.	To elect Bob Stein as a director	1,617,533,678	3,443,961	4,075,692
8.	To re-elect Glyn Barker as a director	1,527,005,959	16,877,933	81,166,315
9.	To re-elect Michael Hawker as a director	1,594,033,721	10,533,567	20,488,109
10.	To re-elect Gay Huey Evans as a director	1,614,679,905	6,304,741	4,069,993
11.	To re-elect John McFarlane as a director	1,611,180,290	9,912,676	3,960,648
12.	To re-elect Patrick Regan as a director	1,618,198,060	2,825,271	4,026,132
13.	To re-elect Scott Wheway as a director	1,578,779,994	42,190,406	4,083,727
14.	To reappoint, as auditor PricewaterhouseCoopers LLP as auditor	1,545,149,100	36,270,371	43,632,538
15.	To authorise the directors to determine the auditor's remuneration	1,567,951,085	29,657,221	27,439,253
16.	To authorise the director's to allot relevant securities subject to the restrictions set out in the resolution	1,501,041,526	118,086,186	5,916,245
17.	To relax the restrictions which normally apply when securities are issued for cash*	1,613,869,241	6,256,196	4,928,254
18.	To authorise the purchase of up to 294 million of the Company's ordinary shares*	1,616,702,719	4,565,238	3,783,762
19.	To authorise the purchase of up to 100 million of the Company's 8 3/4 % preference shares*	1,615,834,033	5,260,580	3,956,507
20.	To authorise the purchase of up to 100 million of the Company's 8 3/8% preference shares*	1,615,817,139	5,274,761	3,959,433
21.	To authorise the directors to offer shares in lieu of a cash dividend	1,619,088,006	2,088,629	3,867,571
22.	To authorise the Company and any subsidiary company in the Group to make political donations	1,573,281,108	47,547,366	4,142,634
23.	To authorise general meetings other than annual general meetings to be called on not less than 14 clear days' notice*	1,444,158,657	177,230,720	3,661,110
24.	To authorise the directors to allot additional preference shares*	1,561,504,529	24,731,404	25,814,385

Notes:
*Special resolution

A vote withheld is not a vote in law and is not counted in the calculation of the votes for or against a resolution.

On 9 May 2013, there were 2,946,842,415 Aviva plc ordinary shares in issue. Shareholders are entitled to one vote per share held.

In accordance with UK Listing Rule 9.6.2R copies of all the resolutions passed other than resolutions concerning ordinary business have been submitted to the UK Listing Authority via the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do.

A copy of the poll results for the Annual General Meeting is also available on the Aviva website at www.aviva.com/agm.

The full text of each of the resolutions is set out in the Notice of Annual General Meeting which is available on the Aviva website at www.aviva.com/agm.

Enquiries:

Kirstine Cooper, Group General Counsel and Company Secretary +44 (0)20 7662 6646

Media
Nigel Prideaux                                                                +44 (0)20 7662 0215
Andrew Reid                                                                  +44 (0)20 7662 3131
Sarah Swailes                                                                 +44 (0)7800 694 859

Analysts
David Eliot                                                                      +44 (0)20 7662 8048

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 09 May, 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary